EXHIBIT 99.1

VIA HAND DELIVERY AND ELECTRONIC MAIL First Trust/Aberdeen Global Opportunity Income Fund Attn: W. Scott Jardine, Secretary 120 East Liberty Drive, Suite 400 Wheaton, Illinois 60187	October 22, 2020

Re:	Submission of Shareholder Proposal Pursuant to Rule 14a-8 (“Rule 14a-8”) of the Securities Exchange Act of 1934, as amended, for the 2021 Annual Meeting of Shareholders of the First Trust/Aberdeen Global Opportunity Income Fund

Dear Mr. Jardine:

This letter shall serve as notice to the First Trust/Aberdeen Global Opportunity Income Fund (“FAM” or the “Fund”), as to Karpus Management, Inc.’s (“Karpus”) timely submission of a resolution and supporting statement (the “14a-8 Proposal”), pursuant to Rule 14a-8, for inclusion in the proxy statement of FAM and presentation to FAM shareholders at the Fund’s next annual shareholders’ meeting anticipated to be held in March 2021, including any postponement or adjournment or special meeting held in lieu thereof (the “Meeting”).

As of the date hereof, Karpus is the beneficial owner of 3,422,943 common shares of FAM and has full power and authority to submit the 14a-8 Proposal. As of the date hereof, Karpus confirms that it (i) has continuously and beneficially owned at least $2,000 in market value of FAM securities entitled to be voted on the 14a-8 Proposal for at least one year, and (ii) intends to continue to hold at least $2,000 in market value of FAM securities through the date of the Meeting. Attached hereto as Exhibit A are Karpus’ Schedule 13G and 13D filings for FAM and the amendments thereto pursuant to Rule 14a-8(b)(2)(ii). Karpus’ representatives will appear in person or by proxy to present the 14a-8 Proposal at the Meeting.

Karpus’ 14a-8 Proposal is as follows:

BE IT RESOLVED, the shareholders of the First Trust/Aberdeen Global Opportunity Income Fund (“FAM” or the “Fund”) request that the Trustees promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value (“NAV”). If more than 50% of the Fund’s outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund or exchange traded fund.

Supporting Statement

Last year, we presented the same proposal as you see above. Of the shares that voted (excluding broker non-votes), 43.7% were cast in favor of our proposal. Combined with the fact that FAM’s May 2017 tender offer for 25% of FAM’s outstanding shares at 98% of net asset

183 Sully’s Trail • Pittsford, New York 14534 • (585) 586-4680 • Fax: (585) 586-4315 • www.karpus.com value (NAV) was two times oversubscribed, we think now is the time for further action by our Trustees.

In last year’s proxy statement, the Fund said: “implementing a tender offer, solely to address a discount that has already narrowed, would not be in the best interests of shareholders.” While the discount did narrow going into last year’s meeting, we fail to see how our Board did anything to facilitate that narrowing or how they have managed it since. In fact, just one day after the Fund announced the results of its 2020 Annual Meeting of Shareholders, the discount widened by 3.24% and is over 11% (as of the writing of this proposal).

In our opinion, the discount of FAM is reflective of investors not having faith in the Board to do the right things to enhance shareholder value. We believe investors in closed-end funds know that managing a Fund’s discount is essential. Unfortunately, our Board seems to have become misguided in who it is supposed to represent.

As evidence of this, we ask you to take a look at the recent changes to FAM’s bylaws, announced on October 20, 2020, just two days before the Fund’s shareholder proposal deadline: https://www.sec.gov/Archives/edgar/data/1302624/000144554620005037/exhibit_3-1.htm ..

In looking at these changes, we ask you to independently consider whether the changes were made in an effort to help shareholders and manage FAM’s discount, or whether they were made in an effort to entrench the Board and FAM’s adviser, First Trust Advisors L.P.. We believe that you’ll clearly conclude that it’s the latter.

Trustee apathy, unresponsiveness, and shareholder disregard cannot go unchallenged. Shareholders have made their opinions clear and Trustees have failed to recognize our concerns.

To us, the question is simple: do you want to receive close to NAV for your shares?

If yes, please vote FOR our proposal.

Send the Board a clear message that it should be more concerned with maximizing shareholder value and not adviser fee revenue.

END OF PROPOSAL

Please advise us immediately if you believe this notice is deficient in any way, or if you believe that any additional information is required, so that Karpus may promptly provide it in order to cure any purported deficiency. Karpus will assume the 14a-8 Proposal will be included in FAM’s proxy material for the Meeting unless advised otherwise in writing (with a copy to its counsel, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019, Attention: Adam Finerman, Esq., telephone (212) 451-2289, email: afinerman@olshanlaw.com).

Sincerely,

Brett D. Gardner

Senior Corporate Governance Analyst